CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Complete and partial portfolio holdings - arrangements to disclose to service providers and fiduciaries” and “Independent registered public accounting firm” in the Registration Statement dated August 25, 2022 and included in this Post-Effective Amendment No. 80 to the Registration Statement (Form N-1A, Fil No. 811-08767) of UBS Series Funds.

We also consent to the incorporation by reference of our report dated June 28, 2022, with respect to the financial statements and financial highlights of the Limited Purpose Cash Investment Fund (one of the funds constituting UBS Series Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended April 30, 2022 into this Registration Statement, filed with the Securities and Exchange Commission.

New York, New York

August 26, 2022